Registration Nos. 333-159101-01 and 333-159101
Filed Pursuant to Rule 424(b)(3)
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
Supplement dated July 25, 2011 to PROSPECTUSES dated July 20, September 2, and October 9, 2009
This Supplement is intended to supplement prospectuses dated July 20, September 2, and October 9, 2009 for certain “JH CHOICE,” “JH ELECT,” “JH LIBERTY,” or “JH SIGNATURE” single payment modified guarantee deferred annuity contracts issued by John Hancock Life Insurance Company (U.S.A.) (the “Contracts”).

You should read this Supplement together with the current prospectus for the Contract you are considering for purchase (the “Annuity Prospectus”), and retain all documents for future reference. We define certain terms in this Supplement. If a term is not defined in this Supplement, it has the meaning given to it in the Annuity Prospectus. If you would like another copy of the Annuity Prospectus, please contact our Annuities Service Center at 800-344-1029 to request a free copy.
This Supplement provides information on:
A.	A modification of the rules applicable to your fifteen day right to review period;

B.	New tax rules applicable to annuity contracts under the Small Business Jobs Act of 2010; and

C.	A revised definition affecting the Market Value Adjustment factor.
A. Fifteen Day Right to Review Period
We revise the following sections of the Annuity Prospectus regarding a change to your fifteen day right to review to clarify that the Market Value Adjustment will only apply if interest rates have changed at least 0.25% between the purchase date and the cancellation date.
1. II. Overview — Fifteen Day Review
We revise the fifteen day review provisions as follows:
Fifteen Day Review. Within 15 days (or other time period as required by applicable state insurance law) of your receipt of a Contract, you may cancel the Contract by returning it to us or our agent (see “III. Description of the Contract — Right To Review”). Within seven days after we receive the returned Contract, we will pay you an amount equal to the Account Value, adjusted by any Market Value Adjustment, if applicable, computed on the day the Contract is received by us. The Market Value Adjustment will only be applied where the change, up or down, in the guaranteed interest rate in effect when you purchase your Contract and the rate in effect on the date of cancellation is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review is extended to thirty days. If the Contract is issued as an individual retirement annuity under Section 408 or Section 408A of the Code, and you cancel during the first seven days of this right to review period, then we will return an amount equal to the Payment made for the Contract (without the deduction of the Market Value Adjustment), if greater than the Account Value adjusted as described above.
2. III. Description Of The Contract — Fifteen Day Right to Review
We revise the subsection as follows:
Fifteen Day Right to Review
You may cancel the Contract by returning it to our Annuities Service Center or agent within a specified number of days after receipt of the Contract. The right to review period may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. The right to review period applicable to you, usually between fifteen and thirty days, will appear on the first page of the Contract delivered to you. Within seven days after we receive the returned Contract, we will pay you an amount equal to the Account Value, adjusted by any Market Value Adjustment, if applicable, computed on the date your Contract is received by us. The Market Value Adjustment will only be applied where the change, up or down, in the guaranteed interest rate in effect when you purchase your Contract and the rate in effect on the date of cancellation, as determined by the Market Value Adjustment formula, is greater than 0.25%. If the purchase of this Contract involves the replacement of any existing life insurance or annuity, then the right to review period is extended to 30 days. If the Contract is issued as an individual retirement annuity under Section 408 or Section 408A of the Code, and you cancel the Contract during the first seven days of this right to review period, then we will return to you the greater of the Account Value or the Payment made for the Contract.

We do not impose any withdrawal charge upon return of the Contract within the right to review period, as determined by state insurance law. Upon cancellation, we will return to you either the current Account Value or your full Purchase Payment, as required by state insurance laws and regulations.
B. New Tax Rules under the Small Business Jobs Act of 2010
We revise the following sections of the Annuity Prospectus regarding the Small Business Jobs Act of 2010 (the “Act”) that President Obama signed into law on September 27, 2010.
1. II. Overview. We add the following information to the end of the Overview section of the Annuity Prospectus:
How, in general, does the Small Business Jobs Act of 2010 (the “Act”) affect annuity contracts?
The following discussion of the Act is not exhaustive, does not purport to cover all situations that might affect your Contract, and is not intended as tax advice. You should seek independent tax advice for information on whether the Act applies to your circumstances.
Partial Annuitizations: Effective January 1, 2011, the Act amends Section 72(a)(2) of the Internal Revenue Code (the “Code”) to permit the tax cost basis, or “investment in the contract,” to be allocated pro rata in a deferred annuity contract between (a) the amount of contract value apportioned to an annuity payment option, where permitted under the contract, and (b) the amount of contract value that continues to accumulate in the contract. This type of a transaction is referred to as a “partial annuitization” and could result in the recognition of a lower amount of taxable earnings in amounts received under an annuity contract immediately following the partial annuitization than would be the case for partial withdrawals of an annuity contract’s cash value. (Different rules apply if the contract is issued to, or in connection with, a tax-qualified retirement plan.)
The Contracts described in the Annuity Prospectus do not permit you to make a partial annuitization directly in the manner contemplated in the Act. Accordingly, we will deny any request to apply any amount less than your entire Contract Value to an Annuity Payment Option.
If you take a partial withdrawal of Contract Value and use the withdrawn amount to purchase an immediate annuity contract, or if you make a partial exchange under Section 1035 of the Code directly into an immediate annuity contract, the withdrawal or exchange will be subject to withdrawal charges. A withdrawal may also be subject to income tax, withholding requirements and a 10% IRS penalty tax. For additional information, please see “VII. Federal Tax Matters — Qualified Retirement Plans.” You should seek independent tax advice if you intend to apply less than your entire Contract Value to provide annuity payments.
Designated Roth Accounts: Effective September 27, 2010, the Act authorizes participants in plans intended to qualify under Code section 401(k) (“401(k) Plans”) or section 403(b) (“403(b) Plans”) to roll over qualified distributions into a designated Roth account within the plan, if allowed by that plan. The rollover will be taxable as income. If an amount is rolled over in 2010, it is eligible for a special rule whereby 50% of the income is reported on a participant’s 2011 tax return, and 50% on his or her 2012 tax return.
Effective for taxable years beginning after December 31, 2010, the Act also permits plans intended to qualify under Code section 457(b) (“457 Plans”) to establish Roth accounts and authorizes participants to contribute deferred amounts to designated Roth accounts within their 457 Plan. The Act further authorizes participants in 457 Plans to roll over qualified distributions into a designated Roth account within the plan, if allowed by that plan. The rollover will be taxable as income and does not qualify for the special rule allowing participants to report 50% of the income in a 2011 tax return, and 50% on the 2012 tax return.
The Contract described in the Annuity Prospectus was not designed to hold both Roth and non-Roth accounts. We do not separately account for any Contract Value in a single Contract that is split between Roth and non-Roth accounts, even if the applicable 401(k) Plan, 403(b) Plan or 457 Plan allows you to designate Roth and non-Roth accounts in your plan. If your plan allows it, and you split your Contract Value into Roth and non-Roth accounts, you or your plan administrator (in the case of 401(k) Plans) will be responsible for accounting your Contract Value for tax purposes: calculating withholding, income tax reporting, and verifying RMD distributions. We are not responsible for the calculations of any service provider that you may use to split Contract Value between Roth and non-Roth accounts.

2. III. Description Of The Contract
We add the following paragraph after the fourth paragraph under “III. Description Of The Contract — Annuity Options”:
Effective January 1, 2011, Section 72(a)(2) of the Code permits partial annuitization of an annuity contract and specifies that the tax cost basis, or investment in the contract, be allocated pro rata between the portion of the contract being annuitized and the portion of the contract remaining deferred. Currently, we do not support partial annuitization. Accordingly, any portion of your Contract that you withdraw to be annuitized will be reported to the IRS as a taxable distribution unless you transfer it into another contract (issued by John Hancock or by another company) in a partial exchange conforming to the rules of Section 1035 of the Code and Rev. Proc. 2008-24. Any such withdrawal, whether carried out as a tax-deferred partial exchange or as a taxable withdrawal, will be subject to Market Value Adjustment and withdrawal charges.
3. VII. Federal Tax Matters
We revise the “Taxation of Annuity Payments” subsection by adding the following:
Effective January 1, 2011, Section 72(a)(2) of the Code permits partial annuitization of an annuity contract and specifies that the tax cost basis, or investment in the contract, be allocated pro rata between the portion of the contract being annuitized and the portion of the contract remaining deferred. Currently, we do not support partial annuitization. Accordingly, any portion of your Contract that you withdraw to be annuitized will be reported to the IRS as a taxable distribution unless you transfer it into another contract (issued by John Hancock or by another company) in a partial exchange conforming to the rules of Section 1035 of the Code and Rev. Proc. 2008-24. Any such withdrawal, whether carried out as a tax-deferred partial exchange or as a taxable withdrawal, will be subject to Market Value Adjustment and withdrawal charges.
We add a new subsection to “Qualified Contracts” as follows:
Designated Roth Accounts within Qualified Plans
The Small Business Jobs Act of 2010 authorizes: (1) participants in 457(b) plans to contribute deferred amounts to designated Roth accounts within their 457(b) plan; and (2) participants in 401(k), 403(b) and certain other plans to roll over qualified distributions into a designated Roth account within their plans, if allowed by their plans. The Contract, however, was not designed to separately account for any Contract Value in a single Contract that is split between Roth and non-Roth accounts, even if your 401(k) Plan, 403(b) Plan or 457 Plan allows you to split your account. If your plan allows it, and you split your Contract Value into Roth and non-Roth accounts, you or your plan administrator (in the case of 401(k) Plans) will be responsible for the accounting of your Contract Value for tax purposes: calculating withholding, income tax reporting, and verifying the form and amount of any RMD distributions. We are not responsible for the calculations of any service provider that you may use to split Contract Value between Roth and non-Roth accounts. We will deny any request that would create such a split.
C. Revised Definition affecting the
Market Value Adjustment Factor
We revise Annuity Prospectus section IV. Charges, Deductions and Adjustments — Market Value Adjustment Factor
We revise the definition of k as follows:

k	=	the adjustment factor. This is designed to compensate us for certain expenses and losses that we may incur, either directly or indirectly, as a result of withdrawal or annuitization. Thus, even if the issued i rate and the withdrawal j rate are equal, the adjustment factor ‘k’ will cause the Market Value Adjustment to be negative.
Supplement dated July 25, 2011

303302:072211	333-159101 333-159101-01